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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RMS

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VASE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 LIVINGSTON STREET, SUITE 10
(No. and Street)

RHINEBECK	NY	12572
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS HACK, 845-871-1742
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE VASE SECURITIES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C Hack
Signature

CFO
Title

Thomas Hack appeared before me on February 23, 2016

Barbara C. Pinchbeck
Notary Public

BARBARA C PINCHBECK
Notary Public, State of New York
No. 01PI6286063
Qualified in Dutchess County
Commission Expires July 22, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Duyne, Bruno & Co., P.A.

Certified Public Accountants & Advisors

BLUE VASE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2015

BLUE VASE SECURITIES LLC

TABLE OF CONTENTS

December 31, 2015

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
of Blue Vase Securities, LLC

We have audited the accompanying financial statements of Blue Vase Securities, LLC (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Vase Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.

Pine Brook, NJ

February 1, 2016

BLUE VASE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets	
Cash and cash equivalents	$ 80,991
Accounts receivable	502,903
Brokers receivable	100,000
Prepaid expenses	7,580
Total current assets	691,474
Property, plant, and equipment	
Machinery and equipment	81,530
Furniture and fixtures	26,610
Leasehold improvements	13,791
	121,931
Less: accumulated depreciation	(101,805)
Net property, plant and equipment	20,126
Other assets	
Security deposits	4,500
Total assets	$ 716,100

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	
Accounts payable	$ 46,537
Accrued expenses	19,608
Total liabilities	66,145
Members' equity	649,955
Total liabilities and members' equity	$ 716,100

See notes to financial statements.

BLUE VASE SECURITIES, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2015

Revenue		
Commission income	$	2,392,829
Rebate income		12,594
Total revenue		2,405,423
Operating expenses		
Bank charges and miscellaneous		2,435
Charitable contributions		2,386
Clearing costs		37,534
Computer and internet		18,783
Depreciation		4,392
Dues and subscriptions		225
Employee benefits		36,766
Execution costs		231,523
Guaranteed payments		879,534
Insurance		913
License and permits		1,809
Meals and entertainment		239,687
Office expenses		14,381
Office salaries		254,231
Payroll taxes		59,489
Payroll processing fees		6,609
Postage and delivery		1,216
Professional service fees		10,238
Regulatory and exchange fees		130,013
Rent		88,620
Telephone		42,675
Trading processing fees		3,000
Travel		62,589
Utilities		4,975
Total operating expenses		2,134,023
Net income	$	271,400

See notes to financial statements.

BLUE VASE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
December 31, 2015

Members' equity, January 1, 2015	$	378,555
Net income		271,400
Members' equity, December 31, 2015	$	649,955

See notes to financial statements.

BLUE VASE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2015

Cash Flows From Operating Activities	
Net income	$ 271,400
Adjustments to reconcile net income to net cash flows used in operating activities	
Depreciation	4,392
Changes in operating assets and liabilites:	
Increase in accounts receivable	(399,150)
Increase in prepaid expenses	(822)
Increase in security deposits	(4,400)
Increase in accounts payable	33,209
Increase in accrued expenses	6,235
Net cash used in operating activities	(89,136)
Cash Flows From Investing Activities	
Purchase of machinery and equipment - net	(4,428)
Net cash used in investing activities	(4,428)
Net decrease in cash	(93,564)
Cash at beginning of year	174,555
Cash at December 31, 2015	$ 80,991

See notes to financial statements.

BLUE VASE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Blue Vase Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company's operations consist primarily of engaging in transactions on the secondary markets for equities and equity options.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the accrual method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Statement of cash flows

The Company in compliance with Accounting Standards Codification 230, Statement of Cash Flows has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, receivables, prepaid expenses, accounts payable, and accrued expenses. The recorded values approximate their fair values based on their short-term nature.

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the state of New York as a limited liability company, files a partnership tax return. The members report their proportionate share of income and deductions on their individual tax return. Accordingly, there is no provision for Federal or State income taxes.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The organization files Federal as well as New York State tax returns. The organization's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2012.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and revenue recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value (continued)

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 2 - Inventory – Clearing Account

The clearing and depository operations for the Company's transactions are provided by Wedbush Securities. At December 31, 2015, the account balance of $100,000 represented the Company's clearing deposit that had not been transferred by the clearing house until 2016.

Note 3 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment for the year ended December 31, 2015 amounted to $4,392, and is included in operating expenses on the statement of income.

Note 4 – Prepaid Expenses

Prepaid expenses at December 31, 2015 are summarized as follows:

Prepaid CRD fees	$ 946
Prepaid expenses - other	6,634
Total	$ 7,580

Note 5 - Commitments

The Company is committed to two operating leases for its office space.

The first lease is not a formal lease but is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement. The other lease requires the Company to pay $4,400 per month through May 2016.

Minimum annual rental lease commitments for the year ended December 31 are as follows:

2016 (New York)	$ 22,000

Rent expense amounted to $88,620 for the year ended December 31, 2015, and is included in operating expenses on the statement of income.

Note 6 – Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

Note 7 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

In the normal course of business, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

For the year ended December 31, 2015, approximately 79% of the Company's revenues were from two customers.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $114,846 which exceeded its required net capital by $109,846.

Note 9 – Recent Accounting Pronouncements

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

Note 9 - Recent Accounting Pronouncements (continued)

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

Note 9 - Recent Accounting Pronouncements (continued)

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 10 – Subsequent Events

Management has evaluated subsequent events through February 1, 2016, the date on which the financial statements were available to be issued.

BLUE VASE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
STATEMENTS OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2015

Net capital, members' equity		$ 649,955
Less: nonallowable assets		
Accounts receivable - net of commissions		502,903
Property, plant and equipment, net		20,126
Prepaid expenses		7,580
Security deposits		4,500
Total nonallowable assets		535,109
Net capital		114,846
Aggregate indebtedness		66,145
Computed minimum net capital required (6.67% of aggregate indebtedness)		4,412
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital ($114,846 - $5,000)		109,846
Percent of aggregate indebtedness to net capital	$ 66,145 / $ 114,846	
		58%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2015.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Blue Vase Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Blue Vase Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii), who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and (2) Blue Vase Securities, LLC stated that Blue Vase Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Vase Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Vase Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pine Brook, NJ
February 1, 2016

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

BLUE VASE SECURITIES, LLC

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

December 31, 2015

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members of
Blue Vase Securities, LLC

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of Blue Vase Securities, LLC for the year ended December 31, 2015. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2015 SIPC-6 and SIPC-7 reports were filed by the Company, as is required and was done so in a timely manner.

Van Duyne, Bruno & Co.
February 1, 2016

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Blue Vase Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company's operations consist primarily of engaging in transactions on the secondary markets for equities and equity options.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA")

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting, the Company has adopted the accrual method.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property, plant, and equipment

Property, plant, and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property, plant and equipment are 5-7 years.

Statement of cash flows

The Company in compliance with Accounting Standards Codification 230, Statement of Cash Flows has adopted the indirect method of presenting its statement of cash flows.

Financial instruments

The Company's financial instruments are cash and cash equivalents, receivables, prepaid expenses, accounts payable, and accrued expenses. The recorded values approximate their fair values based on their short-term nature.

BLUE VASE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies (continued)

Income taxes

The Company, organized in the State of New York as a limited liability company, files a partnership tax return. The members report their proportionate share of income and deductions on their individual tax return. Accordingly, there is no provision for Federal or State income taxes.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The organization files Federal as well as New York State tax returns. The organization's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2012.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and revenue recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis.

Investments – Inventory and fair value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments – Inventory and fair value (continued)

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Note 2 - Inventory – Clearing Account

The clearing and depository operations for the Company's transactions are provided by Wedbush Securities. At December 31, 2015, the account balance of $100,000 represented the Company's clearing deposit that had not been transferred by the clearing house until 2016.

Note 3 – Property, Plant & Equipment

Depreciation expense of property, plant, and equipment for the year ended December 31, 2015 amounted to $4,392, and is included in operating expenses on the statement of income.

Note 4 – Prepaid Expenses

Prepaid expenses at December 31, 2015 are summarized as follows:

Prepaid CRD fees	$ 946
Prepaid expenses - other	6,634
Total	$ 7,580

Note 5 - Commitments

The Company is committed to two operating leases for its office space.

The first lease is not a formal lease but is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement. The other lease requires the Company to pay $4,400 per month through May 2016.

Minimum annual rental lease commitments for the year ended December 31 are as follows:

2016 (New York)	$ 22,000

Rent expense amounted to $88,620 for the year ended December 31, 2015, and is included in operating expenses on the statement of income.

Note 6 – Off-Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

Note 7 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

In the normal course of business, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

For the year ended December 31, 2015, approximately 79% of the Company's revenues were from two customers.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $114,846 which exceeded its required net capital by $109,846.

Note 9 – Recent Accounting Pronouncements

ASU 2015-16 – Business Combinations (Topic 805) - The amendment in this update allows for simplification in accounting for adjustments made to provisional amounts. The amendment eliminates the retrospective period for these provisional amounts. It requires that the acquirer of record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date.

The entity should present this information separately on the face of the income statement or make a disclosure in the footnotes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-11 Inventory (Topic 330) - The amendments affect an entity who measures inventory using the first-in, first-out method or the average cost method. The amendments in this update do not affect inventory being measured using the last-in, first-out or the retail inventory method. The entity should measure inventory at the lower of cost and net realizable value. The definition of net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This update was adopted to more closely align with the inventory measurements adopted in International Financial Reporting Standards (IFRS).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017.

Note 9 - Recent Accounting Pronouncements (continued)

ASU 2015-07 Fair Value Measurement (Topic 820) - Currently, a reporting entity, as a practical expedient, is permitted to measure the fair value of certain investments using the net asset value per share of the investment. Investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy.

The amendment now removes the requirement to categorize these investments within the fair value hierarchy. The amendment also removes the requirement to make certain disclosures for these investments.

The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.

ASU 2015-03 Interest – Imputation of Interest (Subtopic 835-30) - The FASB received feedback about having different balance sheet presentation for debt issuance costs and debt discount and premiums. The presentation of debt issuance costs conflicts with the International Financial Reporting Standards and conflicts with FASB Concepts Statement No. 6, Elements of Financial Statements. Currently, debt issuance costs are recognized as a deferred charge, but on the International Financial Reporting Standards, the costs are deducted from the carrying value of the liability. FASB Concepts Statement No. 6 also states that debt issuance costs cannot be an asset since they provide no future economic benefit.

The FASB has released the amendment to debt issuance costs to simplify this presentation. The amendment provides that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.

For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016.

Note 9 - Recent Accounting Pronouncements (continued)

ASU 2015-02 Consolidation (Topic 810) - The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017.

ASU 2015-01 Income Statement – Extraordinary and Unusual Items (Subtopic 225-20) - This amendment is eliminating the concept of extraordinary items, as defined in Subtopic 225-20. The criteria of an extraordinary item is that the item has to be unusual and infrequent in nature. An entity no longer has to separately classify, present, and disclose extraordinary events and transactions.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015.

Note 10 – Subsequent Events

Management has evaluated subsequent events through February 1, 2016, the date on which the financial statements were available to be issued.